                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   Imtec, Inc.
                                  ------------
                                (Name of Issuer)

                                  Common Stock
                                  -------------
                         (Title of Class of Securities)

                                    529091047
                                   ----------
                                 (CUSIP Number)


Mr. Lance Laifer                            With a copy to:
Laifer Capital Management, Inc.             Gerald Adler, Esq.
Hilltop Partners, L.P.                      Swidler Berlin Shereff Friedman, LLP
450 Seventh Avenue                          405 Lexington Avenue
New York, New York 10123                    New York, New York 10174
(212) 268-8036                              (212) 973-0111
----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 25, 2000
                           ---------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  529091047                             Page    2    of          Pages
          --------------                              -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Laifer Capital Management, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /_/
                                                                         (b) /_/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     /_/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           79,100
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                             0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                            79,100

                       10      SHARED DISPOSITIVE POWER
                                        48,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                   127,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            /_/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              7.8%

14       TYPE OF REPORTING PERSON*
                                    CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.   529091047                            Page    3    of           Pages
          ----------------                            -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Lance Laifer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /_/
                                                                        (b) /_/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     /_/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           79,100
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                               0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           79,100

                       10      SHARED DISPOSITIVE POWER
                                        48,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                     127,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             /_/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       7.8%

14       TYPE OF REPORTING PERSON*
                                        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.    529091047                           Page    4    of           Pages
           ----------------                           -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Hilltop Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /_/
                                                                        (b) /_/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     /_/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           67,700
    BENEFICIALLY
      OWNED BY         8             SHARED VOTING POWER
        EACH                                0
      REPORTING
       PERSON          9             SOLE DISPOSITIVE POWER
         WITH                           67,700

                       10            SHARED DISPOSITIVE POWER
                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                 67,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            /_/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   4.1%

14       TYPE OF REPORTING PERSON*
                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Amendment No. 1 to
                                  Schedule 13D
                                   Imtec, Inc.

                  This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of December 13, 1999 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Imtec, Inc. (the "Company"). The address of the principal executive office of the Company is One Imtec Lane, Bellows Falls, VT 05101. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 1.           Interest in Securities of Issuer.
------            --------------------------------

         (a) Hilltop is the beneficial owner of 67,700 shares (4.1%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 127,100 shares (7.8%) of Common Stock. The 127,100 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

                  (i) 67,700 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and investment advisor to Hilltop, which shares have been described above; and

                  (ii) 59,400 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

                  Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 1,635,313 shares of Common Stock of the Company outstanding as of February 7, 2000 as reported in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1999.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 67,700 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 67,700 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 11,400 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 48,000 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as investment advisor to Wolfson. Wolfson retains the sole power to vote and to direct the voting of the shares of Common Stock owned by it.

                  (c) Each of the Reporting Persons sold shares of Common Stock during the last sixty days. All such shares were sold on the open market. Additional information concerning such transactions is contained on Annex A hereto.

                  (d) Not applicable.

                  (e) Hilltop ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on March 2, 2000.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2000                      HILLTOP PARTNERS, L.P.


                                           By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                                as General Partner

                                           By:  /s/ Lance Laifer
                                              ------------------------------
                                              Lance Laifer
                                              President

                                           LAIFER CAPITAL MANAGEMENT, INC.


                                           By:  Lance Laifer
                                              -----------------------------
                                              Lance Laifer
                                              President

                                              /s/ Lance Laifer
                                              -----------------------------
                                              Lance Laifer

                      SWIDLER BERLIN SHEREFF FRIEDMAN, LLP




                                                          March 14, 2000
VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549-1004
Attention:  Filing Desk - Stop 1-4

                  Re:      Imtec, Inc. (the "Company")
                           ---------------------------

Ladies and Gentlemen:

                  On behalf of our clients, Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer, we enclose for filing, in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder, Amendment No. 1 to a statement on Schedule 13D relating to the Company (the "Statement").

                  Pursuant to Rule 13d-1, one copy of the Statement has been sent by certified mail to the Company at its principal executive office.

                  If you have any questions concerning the Statement, kindly telephone the undersigned at (212) 891-9440.

                                                          Very truly yours,


                                                          /s/ James Rieger
                                                          James Rieger

JR:bb
Enclosures

cc:      Imtec, Inc.
         Lance Laifer

                                     Annex A


                                       Laifer        Hilltop          Wolfson         Offshore
Date           Price         Comm.    # Shares       # Shares        # Shares         # Shares
2/17/00        $ 11.5813    .06        3,000              0           2,400              600
2/22/00          11.8125    .06        2,200          1,000             800              400
2/23/00          11.8125    .06        2,000          1,100             300              600
2/24/00          11.8125    .06        5,000          5,000               0                0
2/25/00          11.7870    .05       56,000         20,000          33,000            3,000
3/02/00          11.7355    .06        4,300          4,300               0                0
3/07/00          11.8125    .06        5,000          5,000               0                0
3/08/00          11.8125    .06        5,000          5,000               0                0